Exhibit 99.1

GOLD ROYALTY CORP. Announces 2022 Year-End Results with Record TOTAL Annual Revenues Exceeding Guidance

Vancouver, British Columbia – December 27, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the fiscal year ended September 30, 2022. Going forward, the Company will change its fiscal year end to December 31 commencing in 2023 to better align with the reporting cycle of our peers. All amounts expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “We are pleased to have exceeded our fiscal 2022 guidance with $5.7 million in Total Revenues and Option Proceeds from our highly successful royalty generation program. This marks the first full fiscal year for Gold Royalty as a public company with our portfolio already delivering meaningful organic revenue growth, and with several of our most significant royalties on high-quality, long-life projects expected to enter production in the next 12 to 18 months.”

“Our current asset base and strong balance sheet give us a solid foundation to grow and we are optimistic that we can continue to accretively add new assets to the portfolio. We are also pleased to announce that we will be publishing our inaugural Asset Handbook and ESG & Sustainability Report in the first half of 2023,” added Mr Garofalo.

Highlights for the 2022 fiscal year include:

●	Total Revenue and Option Proceeds[1] from the royalty generation program, of $0.9 million and $5.7 million for the three months and year ended September 30, 2022, respectively, exceeding guidance of $5.0 million for the fiscal year;

●	Gold Equivalent Ounces (“GEOs”)[1] of 517 and 2,156 representing revenues of $0.9 million and $3.9 million for the three months and year ended September 30, 2022, respectively;

●	Cash, cash equivalents and marketable securities of approximately $14.2 million as at September 30, 2022, position the Company well for further growth. This excludes an accordion feature in the revolving loan facility with Bank of Montreal providing for an additional $15.0 million of availability, subject to certain conditions;

●	In the fiscal year ended September 30, 2022, the Company continued the execution of its acquisition strategy completing the acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., acquiring a royalty on the Côté Gold Project, expanding its royalties on the Beaufor mine, and acquiring a portfolio of royalties in Nevada from Nevada Gold Mines LLC;

●	Gold Royalty’s portfolio expands to 216[2] royalties with a focus on the best mining jurisdictions in the Americas (2021 Fraser Institute of Mining Attractiveness Index); and

●	Gold Royalty introduced quarterly dividends in 2022, yielding over 1.5% at current share prices.

1 See Non-IFRS Measures below.

2 Number of royalties is presented on a pro forma basis assuming the closing of the previously announced agreement with Val-d’Or Mining. Refer to the Company’s press release dated December 2, 2022.

A summary of the financial and operating results for the year ended September 30, 2022, follows:

	Year Ended September 30, 2022	Year Ended September 30, 2021
(in thousands of dollars, except per share amounts)	($)	($)
Statement of Loss and Comprehensive Loss
Revenue	3,944	192
Net loss	(17,346)	(15,006)
Net loss per share, basic and diluted	(0.14)	(0.45)
Dividends declared per share	0.03	0
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	5,724	192
Adjusted Net Loss*	(12,462)	(9,338)
Adjusted Net Loss Per Share, basic and diluted*	(0.10)	(0.28)
Total GEOs*	2,156	104
Cash flow used in operating activities, excluding changes in non-cash working capital*	(12,169)	(9,088)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(6,576)	(5,853)

* See Non-IFRS Measures below.

For further detailed information, please refer to the Company’s Annual Report on Form 20-F, including its audited financial statements and management’s discussion and analysis, for the year ended September 30, 2022, copies of which are available under the Company’s profile at www.sedar.com and www.sec.gov.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Persons

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects of Canadian Securities Administrators and has reviewed and approved the technical information disclosed in this news release.

Non-IFRS Measures

We have included, in this news release, certain performance measures that do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”), including: (i) Total Revenue and Option Proceeds, which is determined by adding Proceeds from option agreements to Revenue; (ii) Adjusted Net Loss, which is determined by deducting transaction-related expenses, share of loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on loan modification, foreign exchange gain/(loss) and other income from net income (loss); (iii) Adjusted Net Loss Per Share, which is determined by dividing Adjusted Net Loss by the weighted average number of common shares for the applicable period; (iv) cash flows from operating activities, excluding changes in non-cash working capital, which is determined by excluding the impact of changes in non-cash working capital items to or from cash used in operating activities; (v) cash flows from operating activities, excluding changes in non-cash working capital and transaction related expenses, which is determined by deducting transaction-related expenses from cash flows from operating activities, excluding changes in non-cash working capital ; and (vi) GEOs, which are determined by dividing revenue by the average gold price for the applicable period. Each of which are non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company presents such measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty companies in the precious metals mining industry. Readers are advised that other companies may calculate such measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For additional information, including a numerical reconciliation of such non-IFRS measures, readers should refer to the section titled “Non-IFRS Measures” in the Company’s management’s discussion and analysis for the year ended September 30, 2022, which are available under the Company’s profiles at www.sedar.com and www.sec.gov.

Notice to Investors

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: expectations regarding the development of the projects underlying the Company’s royalty interests. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.